SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2020

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park
South Africa, 1709

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Attached to the Registrant Form 6-K filing for the month of August 2020, incorporated by reference herein:

Exhibit

99.1 Release dated

August 2020,

“TRADING STATEMENT

AND FURTHER

OPERATIONAL

UPDATE
FOR THE YEAR ENDED 30 JUNE 2020.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August, 26 2020 By:

/s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ” or the “ Group ”)
TRADING STATEMENT

AND FURTHER OPERATIONAL

UPDATE

FOR THE YEAR ENDED 30 JUNE 2020
TRADING STATEMENT

In terms

of paragraph

3.4(b) of

the JSE

Limited Listings

Requirements, companies

are required

to publish

a trading
statement as

soon as

they are

satisfied, with

a reasonable

degree of

certainty, that

the financial

results for

the current
reporting period will differ by at least 20% from the

financial results of the previous corresponding period.

DRDGOLD is in

the process

of finalising its

results for

the year ended

30 June 2020

(“
Current Reporting

Period
”) and
shareholders are accordingly advised that the Company

has reasonable certainty that it will report:
●

earnings per

share (“
EPS
”) of

82.5 cents

per share

compared to

earnings of

11.8 cents

per share

for the

previous
corresponding period; and
●

headline earnings per

share (“
HEPS
”) of 82.4

cents per share

compared to headline

earnings of 10.9

cents per share
for the previous corresponding period.
The expected increases

in EPS and HEPS for

the Current Reporting Period compared to the

previous corresponding period
are due mainly to movements in, inter alia , the following items:

1. Revenue
Revenue increased by R1,422.9

million, or 52%,

to R4,185.0 million (2019:

R2,762.1 million), as a

result of an increase

in
(i) Ergo’s

revenue by

R486.8 million

to R3,064.3

million (2019:

R2,577.5 million)

and (ii)

Far West

Gold Recoveries
(“ FWGR
”) revenue by R936.1 million to R1,120.7 million (2019: R184.6 million).

At Ergo the 33% increase

in the Rand gold price

received offset an

11% decrease

in gold sold, which was

as a result of a
3.0Mt decline in volume throughput to

20.2Mt, due mainly to the COVID-19

national lockdown in South Africa (“
Lockdown ”)
and interruptions in power supply from Eskom and the

City of Ekurhuleni. FWGR enjoyed its first full

financial year of Phase
I production, taking full advantage of the higher gold price.

2. Cash

operating costs
The impact of the increase in revenue on earnings and headline earnings was moderated by an increase in cash operating costs of R203.1

million, or 8%,

to R2,626.0 million

(2019: R2,422.9 million),

largely due to

the inclusion of

the additional
cash operating costs of FWGR for the full financial year.

The increase of 8% in cash operating costs is also reflective of the total volume throughput increasing by 8% with the cash

operating costs per unit being stable at R100/t.

3. Weighted

average number of ordinary shares
EPS and HEPS

increased notwithstanding the issuance

of 168,158,944 shares to

Sibanye Stillwater Limited at

an aggregate
subscription price

of R1,

085,590,116, on

22 January

2020. This

resulted in

the DRDGOLD

ordinary shares

in issue
increasing by 24% to 864,588,711

shares.

FURTHER OPERATIONAL

UPDATE

Shareholders are referred to the

operational update for the year

ended 30 June 2020 published on

SENS on 5 August 2020.
Further information in regard to DRDGOLD’s operations

is provided below.
Year ended
30 Jun 2020
Year ended
30 Jun 2019
All amounts presented in R million unless otherwise indicated Rm Rm
Revenue 4,185.0 2,762.1
Cost of sales (2,937.9) (2,553.9)
Cash operating costs (2,626.0) (2,422.9)

Movement in gold in process 3.1 32.6
Ongoing rehabilitation expenditure (24.3) (18.3)
Other operating costs including care and maintenance costs (41.8) (29.9)
Depreciation (270.8) (169.1)
Change in estimate of environmental rehabilitation recognised in profit or loss
21.9 60.0
Retrenchment costs - (6.3)
Gross profit from operating activities 1,247.1 208.2
Other income 0.7 7.9
Administration expenses and other costs (309.9) (90.9)
Administration expenses and other costs excluding share-based payment expense
(85.8) (69.5)
Share-based payment expense (224.1) (21.4)
Results from operating activities 937.9 125.2
Finance income 109.8 58.3
Finance expense (68.8) (78.4)
Profit before tax 978.9 105.1
Income tax (343.9) (26.6)
Profit for the year 635.0 78.5
OPERATIONAL PERFORMANCE
Ore milled

(000’t) 26,280 24,439
Yield

(g/t) 0.206 0.197
Gold produced

(kg) 5,424 4,826
Gold sold

(kg) 5,437 4,783
Cash operating costs (R/t) 100 99
Cash operating costs (US$/t) 6 7
Cash operating costs (R/kg) 482,417 499,749
Cash operating costs (US$/oz
)
958 1,096
All-in sustaining costs* (R/kg) 541,475 524,713
All-in sustaining costs* (US$/oz
)
1,075 1,151
All-in cost* (R/kg) 551,646 600,941
All-in cost* (US$/oz
)
1,131 1,361
Sustaining capital expenditure (164.2) (22.5)
Non-sustaining capital expenditure (18.5) (331.2)
Reconciliation of adjusted EBITDA
Profit for the year 635.0 78.5
Income tax 343.9 26.6
Profit before tax 978.9 105.1
Finance expense 68.8 78.4
Finance income (109.8) (58.3)
Results from operating activities 937.9 125.2
Depreciation 270.8 169.1
Share-based payment expense 224.1 21.4
Change in estimate of environmental rehabilitation recognised in profit or loss
(21.9) (60.0)
Gain on financial instruments - (2.1)
Gain on disposal of property, plant and equipment (0.7) (5.8)
Retrenchment costs - 6.3
Transaction costs 1.4 -
Adjusted EBITDA ** 1,411.6 254.1
Rounding of figures may result in computational discrepancies
* All-in cost definitions based on the guidance note on non-GAAP

Metrics issued by the World Gold Council on 27 June 2013
** Adjusted earnings before interest, taxes, depreciation and amortisation

(“Adjusted EBITDA”) may not be comparable to
similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial
Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity

4. COVID-19
The Group temporarily halted its operations on 26 March

2020 pursuant to the announcement of the Lockdown.

The regulations

pertaining to

the Disaster

Management Act,

No. 57

of 2002,

issued by

the Department

of Co-operative
Governance and

Traditional Affairs

define gold

mining and

refining as

an essential

service and

therefore exempt

from
restrictions imposed by the Lockdown.

Despite this

exemption, and

in consultation

with the

Department of

Mineral Resources

and Energy

and organised

labour,
DRDGOLD only recommenced production

at its operations once it

was satisfied that the appropriate

measures and protocols,
to limit the risk of infection to staff and others,

were fully implemented and operational, as further detailed

below:
●

FWGR, with a relatively small footprint and with staff

living close by, was

able to restart operations on 4 April 2020; and
●

Ergo restarted operations on

9 April 2020, with

reclamation from a limited

number of sites continuing

through to the end

of
June. Ergo’s Knights plant only restarted operations

on 7 May 2020.
Due to both operations

being able to

resume production relatively

soon after the

commencement of the

Lockdown period on
26 March 2020,

DRDGOLD was able

to continue to

pay salaries and

wages on the

understanding with DRDGOLD

staff that
everyone was on duty and

on ‘standby at home’. During

the initial restart of operations

,

all returning staff were

volunteers and
had been cleared as medically fit to work.

DRDGOLD’s staff showed unreserved support for the hygiene,

social distancing and team and shift de-densification measures implemented. The

Group’s infection

rate has

been low,

and the 50-bed

quarantine facility

which was

established at

Ergo is
presently vacant.
To

assist in

bringing urgent

relief to

people most

impacted by

the COVID

-19 pandemic

,

DRDGOLD’s staff

contributed R1.6
million through

salary sacrifices

to the nationwide

Solidarity Fund.

DRDGOLD further

funded and

participated in

an initiative
with Impophomo

Rushing Waters

and DRDGOLD’s

social development

partner, Umsizi

Sustainable Social

Solutions, to
distribute approximately 5,420 food-parcels to families in distressed communities neighbouring DRDGOLD’s

operations.
Management continues to

manage the COVID

-19 pandemic risk

with no relaxation

of any of

its initial contai

nment measures
and protocols and through ongoing communication with

and motivation of staff.

5. Liquidity
As at

30 June

2020, DRDGOLD

’s cash

and cash

equivalents was

R1,715.1 million

(30 June

2019: R279.5

million),

with a
revolving credit facility with ABSA Bank

Limited of R175 million, available

if needed. The Group remains

free of any bank debt
as at 30 June 2020 (30 June 2019: Rnil).

Liquidity is further enhanced by current high Rand gold

price levels.
The forecast

financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such
information has not been reviewed or reported on by

the Company’s auditors.

The condensed consolidated reviewed provisional results for the year ended

30 June 2020 are expected to be published on or
about 1 September 2020.

Johannesburg
26 August 2020

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